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                                                                    EXHIBIT 21.1

                                           FOR RELEASE-JULY 24, 1996 1:00 PM PST

                          TARGET THERAPEUTICS ANNOUNCES
                   59 PERCENT REVENUE GROWTH IN FIRST QUARTER

FREMONT, CA--July 24, 1996 --Target Therapeutics (NASDAQ: TGET) today announced revenues in the first quarter of fiscal 1997, ended June 30, 1996, reached a record $22.0 million, a 59 percent increase over the same quarter of fiscal 1996. Initial stocking orders for the company's Guglielmi Detachable Coil (GDC), which was cleared for commercialization in the United States in September 1995, comprised $1.8 million of the quarter's revenue. Net income for the quarter, exclusive of a $14 million write-off of in-process research and development related to the company's acquisition during the quarter of Interventional Therapeutics Corporation (ITC), was $3.3 million, or $.21 per share (assuming
15.7 million common shares and share equivalents). Including the acquisition related charge, the company reported a net loss of $10.7 million for the quarter, or $.73 per share. The acquisition of ITC, which is being accounted for as a purchase, was completed on May 23, 1996, and current quarter results reflect the consolidation of the results of both companies from the date of acquisition. Prior year per share amounts reflect a two-for-one stock split effected in the 1996 fiscal year.

Commenting on the results of the quarter, Gary R. Bang, Target's president and chief executive officer, said, "Target believes that the continued success of the GDC in the United States and around the world is a clear endorsement of Target's strategy to develop and market innovative products for the minimally invasive treatment of stroke. During the quarter, we invested in research and development at the high end of stated spending goals and, as a result, we recently launched four new products to augment our product line. For example, in the U.S. market we launched the VortX(TM) coil, used for occlusion, and in Japan we launched embolic liquid coils, used to treat arteriovenous malformations and arteriovenous fistulas."

"The acquisition of ITC was a strategic move designed to offer physicians and patients a broader range of minimally invasive alternatives for the treatment of vascular disease," Bang continued. "The integration of ITC's business with ours is proceeding as planned. Through the transition, ITC generated revenues at the expected pace and early market reaction indicates the blending of our organizations may create additional market opportunities for the combined company. We look forward to a positive year ahead."

In separate news, the Company stated that in July 1996 it completed the previously announced repurchase program in which 350,000 shares of its Common Stock were purchased on the open market.

Except for the historical information contained herein, the matters discussed in this press release are forward looking statements, the accuracy of which is necessarily subject to risks and uncertainties. Initial stocking orders should not be viewed as indicative of future results as repeat
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orders for the GDC will be driven largely by the number of procedures performed by physicians. Actual results may differ significantly from results discussed in the forward looking statements. Actual results may be affected by, among other things, risks and uncertainties related to new product development cycles, research and development activities, regulatory approvals of new products, introduction of competitive products by others, third party reimbursement, physician training, and other factors set forth from time to time in the Company's Securities and Exchange Commission filings including those factors set forth under the heading "Factors That May Affect Future Results of Operations" in the Company's Form 10-K for the year ended March 31, 1996.

Founded in 1985, Target Therapeutics, Inc. develops, manufactures and markets specialized disposable micro-catheters, guidewires, micro-coils, silicone balloons, embolics, and angioplasty products. These therapeutic devises are used in minimally-invasive procedures to reach disease sites throughout the body via the circulatory system. The Company's products allow highly targeted treatment of diseased, ruptured or blocked vessels of the brain responsible for stroke, as well as other disease sites in the body that are accessible through small vessels of the circulatory system.

CONTACT:

INVESTORS AND ANALYSTS                           MEDIA
Robert E. McNamara                               Jonathan Greer
Target Therapeutics                              Edelman Public Relations
510-440-7700                                     415-433-5381


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                            TARGET THERAPEUTICS, INC.

                    ----------------------------------------

                      CONSOLIDATED STATEMENTS OF OPERATIONS
               (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS; UNAUDITED)

                                                                           Three months ended
                                                                                     June 30,
                                                                  ---------------------------
                                                                         1996            1995
                                                                  -----------     -----------

Revenue                                                           $    22,049     $    13,904

Costs and expenses:
    Cost of sales                                                       6,617           4,345
    Research and development                                            5,129           2,836
    Acquired in-process research and development                       14,000             ---
    Selling, general and administrative                                 5,957           4,367
                                                                 -----------     -----------
       Total costs and expenses                                        31,703          11,548
                                                                 -----------     -----------
Income/(loss) from operations                                          (9,654)          2,356
Interest income, net                                                      375             376
Other income                                                              275             315
Minority interest                                                        (248)            ---
                                                                 ------------    -----------
Income/(loss) before income taxes                                      (9,252)          3,047
Provision for income taxes                                              1,472             914
                                                                 -----------     -----------
Net income/(loss)                                                 $   (10,724)    $     2,133
                                                                  ============    ===========
Net income/(loss) per share                                       $    (0.73)     $       .14
                                                                 -------------   ------------
Shares used in calculation of net income/(loss) per share              14,787          14,892
                                                                 -------------   ------------



                              OTHER FINANCIAL DATA
                            (IN THOUSANDS; UNAUDITED)

                                                                     June 30,       March 31,
                                                                         1996            1996
                                                                -------------     -----------

Working capital (1)                                             $      48,365     $    52,236
Total assets (1)                                                       96,223          93,782
Long-term obligations                                                     407             128
Stockholders' equity (2)                                               78,193          78,573




(1) Excludes the carrying value of the investment in Conceptus, Inc. ($16.9 million and $20.5 million at June 30, 1996, and March 31, 1996, respectively.)

(2)  Excludes unrealized gains related to investment in Conceptus, Inc.